UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2016

iConsumer Corp.

File No. 024-10480

Suite 351
19821 NW 2nd Avenue
Miami Gardens, FL 33169
(800) 372-6095

Series A Non-Voting Preferred Stock

In this Report, the term “iConsumer” or “the company” refers to iConsumer Corp.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

THE COMPANY’S BUSINESS

Overview

The company was founded in 2010 and began operations in 2015. Since founding, it has not undergone any reorganization or acquisitions. Prior to beginning its online bargain shopping operations it acted as a marketing agent for iGive.com, an affiliated company, attracting online traffic and directing it to iGive.com. In July 2015, it executed a recapitalization and exchange with its sole stockholder, Robert Grosshandler, exchanging the existing outstanding Class A and Class B Common Stock, all of which was held by Mr. Grosshandler, for newly reclassified Common Stock and Preferred Stock. In January, 2016 it began testing of a series of new offers and promotions. From these exploratory efforts, the company gained approximately 11,000 members (customers) and began to generate revenue. For the year ended December 31, 2016 it generated revenues of $480,216, and incurred a loss of $681,147.  Of that loss, $373,024 was a non-cash expense associated with the earning of preferred stock as incentive to customers to join as members and to be customers.

In September, 2016 the company began an offering under Regulation A of the Securities Act of 1933.  As of December 31, 2016 it had closed on investments from 19 individuals, representing $147,525 of invested capital.  And it had committed, but unreceived investments of $7,000. This offering is a continuous offering, and remained open as of December 31, 2016.

As of December 31, 2016, the company had 12,804 members.

Principal Products and Services

The company is an online shopping portal that generates revenue by driving consumers to retailers so that they can take advantage of coupons and rebate offers for products and services displayed on its site and by the retailers. The company is paid by participating merchants when iConsumer members click on those offers and when iConsumer members reach participating merchants’ sites via iConsumer, and make purchases there.  In addition to the savings offered by retailers, the company shares its revenues with customers in the form of cash and stock back rebates.  The company also generates revenue by selling advertising to retailers that is not tied to a specific purchase.  In 2016, revenue from advertsing was negligible.

The company launched its online shopping services to the general public on June 19, 2015.

Market

The company’s target market encompasses all online shoppers, with the initial target being those shoppers located in the United States. The company’s direct competitors estimate that they have nearly 100 million global users, and those shoppers located in the United States are the initial target of the company’s marketing efforts.

The company uses social media, PR, display and other forms of paid and unpaid advertising to attract new members to its site. The initial marketing strategy includes “influencers” such as bloggers, writers, and other outlets reachable through social media and public relations. After establishing this beachhead, the company intends to use its own members to spread the word about the advantages of the company’s offering.

A further source of potential customers is the people who have expressed interest in the company’s offering of shares through its offering under Regulation A.

Competition

The company’s competitors include eBates, Shopathome, RetailMeNot, MyPoints, CouponCabin, Brads Deals, swagbucks, and Mainstreetshare. iConsumer offers the same ability to save money shopping by offering coupons and cashback rebates but differentiates itself by additionally offering its members the ability to earn ownership in the company through the acquisition of shares. This further incentivizes members to prefer iConsumer’s offering and to encourage their friends to do the same.

Participating Merchants

Through an agreement with Outsourced Site Services, LLC (OSS), an affiliated company, iConsumer represents over 1,700 retailers, providing cash back and coupon based savings to consumers when they shop at these retailers. OSS personnel are responsible for attracting and maintaining those relationships. iConsumer pays OSS a fee based on revenues for this service. OSS provides similar services to iGive.com Holdings, LLC, an affiliated company.

Research and Development

The company is licensing technology developed by its affiliate OSS and has not yet made any expenditures on research and development.

Employees

The company has no directly paid employees. Its management and operations are provided by the affiliated company OSS, as described in “Interest of Management and Others in Certain Transactions.”

Intellectual Property

iConsumer has a copyright in its web site, applications, and other computer software. It has received trademark registrations for iConsumer, the logo, and related marks. The technology upon which the company is relying for its operations is owned by OSS, and licensed to iConsumer.

Litigation

The company is not involved in any litigation.

THE COMPANY’S PROPERTY

The company does not own any real estate or significant real assets. The company owns, to the extent permitted by law and end-user agreements, the data generated by its members, and about its members. The cost of creating this data is reflected on the company’s financial statements. The value of these assets is not reflected in the financial statements.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The company is an early-stage company. Operations prior to January 2016 produced minimal revenues.

The company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with vendors for web traffic and sales referred through the iConsumer.com website and apps. The company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Revenues from advertising were negligible in 2016.

Beginning in June 2015, the company began to earn commission revenue by directing customers to participating retailers.  Measurable revenue from operations began in January 2016. The company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers.

In August 2016 the company engaged a full-service marketing agency to prepare a launch of the brand in anticipation of qualification before the start of the Christmas holiday shopping season. Deliverables from this engagement included new branding, site redesign, and marketing collateral.

During the third quarter of 2016 the company launched the second generation of its mobile apps for Apple IOS and Android. It also launched an updated version of the iConsumer Button for Chrome, Safari, Firefox, Internet Explorer, and Microsoft Edge.  Regular releases of the apps and the Button have occurred since that time.  These technologies are provided under the License Agreement with OSS, outlined more fully below.

The primary factors affecting gross income (revenue) are the number of users of the company’s services (members), the amount each member spends, and the commission rates paid by participating retailers.  By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the company can affect the amount of gross income earned.  Generally, the higher the share, the more likely a member will make a transaction that generates revenue.

Gross margin is gross income less the direct costs of that income i.e rebates.  Rebates have a cash and non-cash portion.  The non-cash portion reflects the estimated fair value of the preferred stock to be transferred to the member as the earned rebate.

The amount spent on marketing is likely to be larger in relation to the number of members in the earlier days of operations, decreasing as the number of members grows.

The provisions of the License Agreement with OSS will significantly affect the company’s financial results. As described in “Interest of Management and Others in Certain Transactions,” the company pays 20% of its gross revenues to OSS for the license of the software on which its operations rely and for technical, marketing, and sales support services, or 5% of its gross revenues if it uses the software and not other services from OSS. In the event the company decides to provide for itself the support services provided by OSS, the company’s gross margins and profitability are likely to change.

Results of Operations

Revenues for the year ended December 31, 2016 were $480,216, an increase from revenues of $1,177 in 2015, reflecting the commencement of operations in early 2016. Revenues were primarily composed of commissions from merchants.

The company’s cost of goods consists of the rebates (cash and stock) earned by its members for making the purchases that generated those revenues. For 2016, those costs amounted to $620,470, compared to $937 in 2015.

Gross profit (loss) for 2016 was ($140,254). Gross profit for 2015 was $239.

Operating expenses increased to $540,892 for 2016, from $54,643 in 2015. The primary components of operating expenses were as follows:

•
Marketing expense increased to $412,371 from $937, reflecting the company’s launch of operations. The company prepares and launches marketing campaigns that utilize paid media (e.g. Facebook, Google Adwords, and other sites). It incents third parties to promote iConsumer utilizing cash and stock. It incents members to join iConsumer using cash and stock. It further incents members to recruit members utilizing cash and stock. Marketing expense did not include expenses related to the company’s offering under Regulation A.  Expenses related to the offering, were charged against shareholder’s equity, in accordance with appropriate FASB and SEC rules. Of the $412,371 in marketing expense, $135,895 was in the form of preferred stock, a non-cash item. The stock was valued at $0.045 per share, the price paid by third party purchasers in the portion of this offering that was closed in December, 2016.

•
Fees to Outsourced Site Services, LLC (OSS) were $95,835 in 2016, an increase from fees of $235 in 2015. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns. and the overhead of managing the network of 1,700 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS.  In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Legal fees for 2016 were $18,059, compared to $51,607 in 2015.

•	Accounting fees increased to $6,500 in 2016 from $1,800 in 2015.

As a result of the foregoing factors, the company recorded a net loss of $681,147 in 2016 compared to a net loss of $54,403 in 2015.

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The company is completely dependent on the proceeds from its offering under Regulation A and support from affiliated companies to execute its plan of operations.

During 2016, the company received $147,525 in cash from the sale of its preferred securities in the Regulation A offering.  It had another $7,000 in commitments it had not received as of December 31, 2016.

The company has no debt, outside of its obligations to remit earned cash back to members when due, and a payable to OSS.  It has no obligations to make any capital expenditures. The company has no bank lines or other financing arranged.

Trend Information

The company is reliant on the economic trends affecting online shopping in the United States.  Once the company targets non-U.S. markets, the growth of online shopping in those markets will be important.  The migration of retail shopping from physical locations to the internet continues, and is expected to continue into the foreseeable future.  The company believes that this trend is positively affecting its growth.

Amazon continues to enjoy a significant share of that online retail growth.  The company has a relationship with Amazon, but the revenues from that relationship are negligible.  Should the company succeed in increasing the share of its revenues from Amazon, the company would have increased customer concentration risk.

U.S. retailers that rely primarily on physical locations are under significant economic pressure.  Many of them are going through or will go through bankruptcy proceedings.  The company has relationships with some of those retailers.  The company will be negatively affected to a greater or lesser degree by retailer defaults.  Mitigating that trend is the fact that their customers are migrating to companies with which the company does do business already.

The credit risk associated with retailer bankruptcies is mitigated in two ways.  First, the company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky.  Second, the company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The company utilizes online advertising to attract new members.  Online advertising continues to grow as a percentage of the advertising market.  The cost of the company’s advertising is subject to change, both up and down, depending on the state of the advertising market.

Consumers’ internet use, and especially mobile internet use, continues to grow.  The company believes this increase can result in more member growth.  Navigating the transition from desktop to mobile internet use presents challenges for the company.  The company utilizes technology partners that continue to invest heavily in platforms that are intended to make the company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase.  While the company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees.  The company believes that its ability to operate virtually will help to mitigate the increased employee challenge.

The company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A of the 2012 JOBS Act.  Anecdotally, there is an increasing acceptance of Regulation A offerings.  The company has found the SEC to be increasingly familiar with the changes brought about by this legislation. The increased activity may also affect FINRA’s ability to respond in a timely fashion to Regulation A related filings.

The alternative markets (e.g. OTC) continue to revise their standards for quotation.  Those revisions may make it harder or more expensive for the company to obtain or maintain a market for its securities.

The competition has begun to utilize alternative advertising mechanisms.  Last holiday shopping season, Retailmenot (whose acquisition was announced in the first quarter of 2017) advertised in retail malls.  eBates appeared to utilize TV advertising to a greater extent than observed in prior years.

The adoption of new mobile wireless technologies such as 4G and soon, 5G, continue to make mobile usage of the company’s offerings more likely.

Item 3.

DIRECTOR, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s officers and directors are as follows. All are occupied full-time on the company’s business, but are employed by an affiliate of the company as described in “The Company’s Business – Employees.” The company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of office
Executive officers
Robert N. Grosshandler	President	61	Indefinitely from December 2010
Sanford David Schleicher	Chief Technology Officer	49	Indefinitely from April 2015
Melinda Moore	Chief Marketing Officer	48	Indefinitely from May 2016
Director
Robert Grosshandler		61	Since December 2010

Robert N. Grosshandler, President

Robert Grosshandler has been President of the company since its inception. In 1997, he founded iGive.com, a company that helps consumers raise money for charities by shopping online. He founded iGive and has acted as CEO of iGive from that date to the present. iGive today helps 350,000 consumers contribute to 35,000 charities. He is also founder and CEO of OSS. Between 1976 and 1981 Mr.Grosshandler participated in real estate and industrial workouts. In 1981, he co-founded The SOFTA Group, Inc., which grew to 160 employees when it was sold in 1993.In 1995 he founded and sold a company to a West Coast integrated circuit manufacturer.

Sanford Schleicher, Chief Technology Officer

Mr. Schleicher is Chief Technology Officer, which position he has held since April 2015 and in that capacity he oversees engineering, production and development. From 2009 to the present date he was the Chief Technology Officer of iGive. As CTO, he is responsible for all technology R&D as well as platform operations. Prior to joining iGive.com, Mr. Schleicher was Director of Engineering of Onebox Solutions, and before that Director of Research and Development of Call Sciences which he joined in early 2001, when Call Sciences purchased Vocal Link, a company Mr. Schleicher co-founded in 1997. Prior to Vocal Link, he worked at Quantra Corporation. Previous professional experience includes Baxter Healthcare Inc. and Price Waterhouse. Mr. Schleicher holds an Engineering Degree in Computer Science from the University of Illinois in Champaign/Urbana.

Melinda Moore, Chief Marketing Officer

Ms. Moore is Chief Marketing Officer, which position she has held since May, 2016 and in that capacity she oversees the creation and deployment of iConsumer’s efforts to attract and retain customers and investors.  She is a social entrepreneur, a seasoned digital marketer and a frequent speaker at leading technology conferences. With over 15 years as a start-up leader (two exits) and Fortune 500 experience, Melinda combines her passion and experience in health & sustainability, female empowerment, tech & digital media. Her work has been widely recognized by Digital LA (Top 50 Digital Women in 2015), the Green Business Bureau and the National Association of Women Business Owners’ Hall of Fame.

Her marketing campaigns have been featured by global brands including Ford, LIVESTRONG, Netflix, Obama for America, Orbitz, Sony, USA Networks, and YouTube. She has forged strategic partnerships with leading business, media, and entertainment figures including Jimmy Fallon, Laird Hamilton, Dr. OZ, Dr. Phil, Ryan Seacrest and Yao Ming.  After co-founding and selling the successful e-commerce site LovingEco to John Paul Dejoria in 2012, she co-founded Tuesday nights, a hosted invite-only networking organization of female executives and entrepreneurs.  Melinda graduated from UCLA with a BA in psychology. She recently wrote the book How to Raise Money: The Ultimate Guide to Crowdfunding which is currently available on Amazon.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

iConsumer has not yet paid or agreed to pay its officers or directors. Currently, Mr. Grosshandler, Ms. Moore, and Mr. Schleicher are compensated by OSS and their services are provided to iConsumer under the License Agreement. See “Interest of Management and Others in Certain Transactions.”

In the future the company will have to pay its officers, directors and other employees, which will impact the company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis.” The company may choose to establish an equity compensation plan for its management and other employees in the future.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2016, the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Robert N. Grosshandler 2724 Simpson Street Evanston, IL 60201	100,000,000 Direct ownership	N/A	100%
Series A Non-Voting Preferred Stock	Robert N. Grosshandler	39,000,000 Direct ownership; Mr. Grosshandler disclaims beneficial ownership of shares held by family members	N/A	37%
	Sanford D. Schleicher 2724 Simpson Street Evanston, IL 60201	12,000,000 Direct ownership; 4,000,000 Dehne Trust #1 beneficial ownership; 4,000,000 Dehne Trust #2 beneficial ownership	N/A	19%

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Software License and Services Agreement with Outsourced Site Services

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 20 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs Robert Grosshandler, Melinda Moore, and Sanford Schleicher.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the company (the “License Agreement”). Under the License Agreement, the company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS.  Both iGive and OSS are 100% owned by Robert Grosshandler.

Item 6.

OTHER INFORMATION

None

Item 7.

FINANCIAL STATEMENTS

iConsumer Corp.
A Delaware Corporation

Audited Financial Statements

Years Ended December 31, 2016 and 2015

To the Board of Directors of
iConsumer Corp.
Evanston, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of iConsumer Corp., which comprise the balance sheets as of December 31, 2016 and 2015 and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free for material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iConsumer Corp., as of December 31, 2016 and 2015, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.   As discussed in Note 4 to the financial statements, the Company has not generated significant revenues or profits since inception, and has sustained net losses of $681,147 and $54,403 for the years ended December 31, 2016 and 2015, respectively.  Those conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to that matter.

/s/ Wipfli LLP

April 27, 2017
Minneapolis, MN

iConsumer Corp.

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Page
Balance Sheets	F-1
Statements of Operations	F-2
Statements of Changes in Stockholders’ Equity (Deficit)	F-3
Statements of Cash Flows	F-4
Notes to Financial Statements	F-5 - F-11

iConsumer Corp.
BALANCE SHEETS
December 31, 2016 and December 31, 2015

	12/31/2016	12/31/2015
ASSETS
Current Assets
Cash	$0	$37
Total Cash	0	37
Other Current Assets
Due from Fund America	53,025	0
Investor Funds Receivable	7,000	0
Total Other Current Assets	60,025	0
TOTAL ASSETS	$60,025	$37
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$5,300	$0
Accrued Accounts Payable	241	0
Checks Written in Excess of Cash	20,469	0
Member Cash Back Payable	153,713	937
Member Preferred Stock Back Distributable	263,129	937
Total Current Liabilities	442,853	1,875
Non-Current Liabilities
Due to Related Parties	102,212	55,776
Total Non-Current Liabilities	102,212	55,776
Total Liabilities	545,064	57,651
Equity
Paid in Capital	-200,000	-200,000
Paid in Capital in Excess of Par	247,824	0
Retained Earnings (Deficit)	-738,760	-57,614
Stockholders’ Equity (Deficit)
Class A Common Stock, 1,000,000 authorized, $0.001 par, converted to Common Stock as of July 6, 2015	0	0
Class B Common Stock, 1,000,000 authorized, $0.001 par, converted to Preferred Stock as of July 6, 2015	0	0
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2016 and 2015	100,000	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 105,896,831 and 100,000,000 issued & outstanding at December 31, 2016 and 2015, respectively	105,897	100,000
Total Equity (Deficit)	-485,039	-57,614
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$60,025	$37

See accompanying notes to the financial statements

iConsumer Corp.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2015

	12/31/2016	12/31/2015
Revenues:
Commissions from Merchants	$479,176	$1,177
Miscellaneous Income	1,040	0
Total Income	480,216	1,177
Cost of Goods Sold
Member Cash Back Expense	383,341	937
Member Stock Back Expense	237,129	0
Total COGS	620,470	937
Gross Profit (Loss)	-140,254	239
Operating Expenses
Accounting	6,500	1,800
Bank Service Charges	3,565	63
Legal Fees	18,059	51,607
Marketing	412,371	937
Membership Expenses	4,562	0
OSS Service Fees	95,835	235
Total Operating Expenses	540,892	54,643
Net Loss	$-681,147	$-54,403
See accompanying notes to the financial statements

iConsumer Corp.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2016, and December 31, 2015

									Additional		Total
	Class A Common Stock		Class B Common Stock		Common Stock		Preferred Stock		Paid-in		Stockholders’
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Capital	Accumulated	Equity
	Shares	Par .001	Shares	Par .001	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	(Deficit)

Balance at December 31, 2014	1,000,000	$1,000	1,000,000	$1,000	—	$—	—	$—	$(2,000)	$(3,211)	$(3,211)

Recapitalization	(1,000,000)	$(1,000)	(1,000,000)	$(1,000)	100,000,000	$100,000	100,000,000	$100,000	$(198,000)
Net Loss										$(54,403)	$(54403)
Balance at December 31, 2015	—	$—	—	$—	100,000,000	$100,000	100,000,000	$100,000	$(200,000)	$(57,614)	$(57,614)

Stock Distributed to Investors							3,433,889	$3,434	$139,455		$142,889
Stock Distributed to Members							2,462,942	$2,463	$108,369		$110,832
Net Loss										$(681,147)	$(681,147)
Balance at December 31, 2016	—	$—	—	$—	100,000,000	$100,000	105,896,831	$105,897	$47,824	$(738,761)	$(485,040)

See accompanying notes to the financial statements

iConsumer Corp.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and December 31, 2015

	12/31/2016	12/31/2015
OPERATING ACTIVITIES
Net Loss	$-681,147	$-54,403
Adjustments to reconcile Net Loss
to net cash provided by operations:
Shares Issued as Rebates	373,024	0
Changes in Current Liabilities:
Accounts Payable	5,541
Member Cash Back Payable	152,776	937
Preferred Stock Distributable	0	937
Net cash used in Operating Activities	-149,806	-52,529
FINANCING ACTIVITIES
Checks Written in Excess of Cash	20,469	-1,183
Increase in Due to Related Parties	46,436	53,749
Proceeds from Sale of Preferred Stock	82,864
Net cash provided by Financing Activities	149,769	52,566
Net cash decrease for period	-37	37
Cash at beginning of period	37	0
Cash at end of period	$0	$37
NON CASH FINANCING ACTIVITIES
Proceeds from Preferred Stock Subscribed, not Received	$60,025
 See accompanying notes to the financial statements

iConsumer Corp.
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s Regulation A offering was qualified by the SEC, and the Company became fully operational.  The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2016 or 2015.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.  No property or equipment has been recorded as of December 31, 2016 or 2015.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website and intends to earn revenues through agreements with vendors for web traffic and sales referred through the iConsumer.com website.  The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  Insignificant revenues have been earned or recognized for the year ended December 31, 2015. Significant revenues have been recognized beginning in the year ended December 31, 2016.

Cost of Sales

For 2016, the Company’s targeted cash and stock back (cost of sales) was 80% of revenue. As part of its marketing efforts, the Company frequently varied from that target.  The difference from that target is recorded as a marketing expense.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering.  The Company anticipates significant offering costs in connection with the Offering discussed in Note 6.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates which are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2016, and December 31, 2015, the Company had deferred tax assets of approximately $300,000 and $25,000 respectively, related to net operating loss carryforwards (NOL).  Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero.  The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2016 or 2015. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2016 and 2015 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns.  The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes.  The Company filed the returns for each year 2010-2014 during July 2015. The Company also filed its return for 2015.  As each year incurred a net operating loss, no taxes were due when the returns were filed.  However, $100 late filing penalties were assessed and paid for each year, other than 2015.  The Company believes it is in compliance after filing these returns.  All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.  The Company has filed for an extension to file U.S. federal tax returns for the year 2016.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

NOTE 3:  STOCKHOLDERS’ EQUITY (DEFICIT)

The Articles of Incorporation were Amended and Restated effective July 6, 2015.  Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company.  The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001.  The Series A Preferred Stock was granted certain rights and preferences including:  dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares.  The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler.  This agreement stipulates the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transfers, assigns, delivers, and surrenders to the Company his pre-recapitalization shares and the Company issues post-recapitalization shares, among other pertinent terms.  This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

NOTE 4:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June, 2015, and began to generate meaningful revenue in 2016. It has sustained net losses of $681,147 and $54,403 for the years ended December 31, 2016 and 2015, respectively.  The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offering described in Note 6.  It plans to incur significant costs in pursuit of its Offering.   No assurance can be given that the Company will be successful in these efforts.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5:  RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”).  This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive).  It maintained that website in such a way as to maximize the traffic to iGive.com.  In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website.  After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer.  Corp. became responsible for its own costs, or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party.  In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement.  For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement.  The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS.  Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the company will continue to be able to rely on the OSS license, and the price it pays for the license.  The License Agreement has a term of 20 years.  As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of December 31, 2016 the Company owed $102,212 to the Related Parties for expenses paid on the Company's behalf since inception.

NOTE 6:  OFFERING

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering called for the Company to offer for sale under Regulation A $2,000,000 of its Class A Non-Voting Preferred Stock at a price of $.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification by the SEC.  The offering is a continuous offering.  It allows for multiple closings.  The first closing occurred in December, 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017.  The Company’s offering was amended on February 13, 2017 to adjust the subscription agreement, and change the price per share from $.045 to $.09. The Offering is expected to continue through April 2017.  The Company expects to incur costs of approximately $150,000 related to the Offering if the entire amount is subscribed to by investors who purchase stock.  As of December 31, 2016, the costs incurred were $11,636.

The Company is required by FINRA rules to close its offering in order to receive the FINRA approvals necessary to facilitate trading in its stock.  It anticipates closing the offering in April, 2017.  As soon thereafter as practical, the Company expects to submit a new offering to the SEC.  This new offering requires qualification from the SEC in order to become effective.

There is presently no secondary market for Company’s stock and therefore the Company cannot guarantee that its securities will ever be tradeable on an exchange, a market, or have any other liquidity.  These financial statements should not be relied upon as a basis for determining the terms of the Offering as this information may not be current or accurate relative to the final terms of the Offering.

The Company has begun the process of having its stock quoted on the OTC QB market.  While there is no guarantee that this will occur, the Company is targeting a quotation date in the third quarter of 2017.

NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016.  Early adoption is permitted.  The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8:  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2017 the date the financial statements were available to be issued.  Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised and/or added to the Articles of Incorporation.  The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary.  It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members (customers), is offering customers and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a customer, recruiting other customers, and utilizing the Company’s services to earn cash back on purchases at participating retailers.

Through its offering (see Note 6), the equity earned is Preferred Class A.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $.045 per share through February 13, 2017.  This valuation is the per share price ($.045) received in the Offering.  Subsequent to February 13, 2017, the Company valued this equity as $.09 per share.  This valuation is the per share price ($.09) received in the amended Offering beginning February 13, 2017.  Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of December 31, 2016 the Company has distributed 2,462,942 shares of Preferred Stock equity under this marketing program to approximately 1,600 customers, who thus became shareholders.  The Company recognizes a portion of the cost of this program as a marketing expense and the balance as a cost of sales.  It has recognized a total of $373,024 as of December 31, 2016 to reflect this expense.

Item 8.

EXHIBITS

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended Certificate of Incorporation	1-A/A	2.1	9/10/15
2.2	Bylaws	1-A	2.2	9/10/15
3.1	Certificate of Designations	1-A	3.1	9/10/15
4	Form of Subscription Agreement	1-A POS	4	1/18/17
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016	1-A/A	6.1	7/8/16
6.2	2016 Equity Incentive Plan	1-A POS	6.2	1/18/17
7	Recapitalization and Exchange Agreement dated July 6, 2015	1-A	7	9/10/15
8	Form of Escrow Agreement	1-A POS	8	1/18/17

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 28, 2017.
iConsumer Corp.

By	/s/ Robert N. Grosshandler

Robert N. Grosshandler, Chief Executive Officer of iConsumer Corp.

This Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert N. Grosshandler

Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
Date: April 28, 2017